

August 9, 2010

Charles W. Shivery
Chairman, President and Chief Executive Officer
Northeast Utilities
One Federal Street
Building 111-4
Springfield, MA 01105

>   **Re: Northeast Utilities**
>   **Form 10-K**
>   **Filed: February 26, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed: April 1, 2010**
>   **File No. 001-05324**

Dear Mr. Shivery:

    We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Jay S. Buth